UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67477

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2025__ AND ENDING __12/31/2025__
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Allen, Mooney & Barnes Brokerage Services, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__135 S. Madison Street__
                                (No. and Street)

Thomasville	GA	31792
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Heather M. Strickland	229-225-1500	heather.strickland@ambwealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Assurance Dimensions, LLC__
           (Name – if individual, state last, first, and middle name)

3111 N University Drive, Suite 621	Coral Springs	FL	33065
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Heather M. Strickland _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Allen, Mooney & Barnes Brokerage Services, LLC _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CFO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

AUDITED FINANCIAL STATEMENTS

December 31, 2025

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-13
Supplemental Information:	
Computation of Net Capital, Basic Net Capital Requirement and Aggregate Indebtedness	14
Reconciliation between Audited and Unaudited Net Capital	15
Computation for the Determination of the Reserve Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission	16
Exemption Report for 2025	17
Report of Independent Registered Accounting Firm on Applying Agreed Upon Procedures	18
Schedule of Assessment and Payments	19
Report of Independent Registered Public Accountant's review of Exemption Report	20



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **Allen, Mooney & Barnes Brokerage Services, LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Allen, Mooney & Barnes Brokerage Services, LLC** as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Allen, Mooney & Barnes Brokerage Services, LLC** as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Allen, Mooney & Barnes Brokerage Services, LLC** management. Our responsibility is to express an opinion on **Allen, Mooney & Barnes Brokerage Services, LLC** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to **Allen, Mooney & Barnes Brokerage Services, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The Computation of Net Capital, Basic Net Capital Requirement and Aggregate Indebtedness, Reconciliation between Audited and Unaudited Net Capital, Computation for the Determination of the Reserve Information Relating to Possession or Control Requirements and Computation of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of **Allen, Mooney & Barnes Brokerage Services, LLC** financial statements. The supplementary information is the responsibility of **Allen, Mooney & Barnes Brokerage Services, LLC** management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital, Basic Net Capital Requirement and Aggregate Indebtedness, Reconciliation between Audited and Unaudited Net Capital, Computation for the Determination of the Reserve Information Relating to Possession or Control Requirements and Computation of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **Allen, Mooney & Barnes Brokerage Services, LLC** auditor since 2023.
Assurance Dimensions, LLC
Coral Springs, Florida
February 27, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2025

ASSETS

Assets:

Cash - Checking account	$	89,374
Cash - Brokerage account, not interest bearing		94,466
Cash - Interest Bearing		119,530
Clearing Broker Deposit		100,000
Commissions Receivable		25,554
Investment Banking Revenue Receivable, net of allowance for credit losses		363,235
Other Receivables - Related Party		4,676
Securities at Fair Market Value		358,195
Prepaid Expenses		58,286
Cash Value of Life Insurance		910,246
Property and equipment, net		84,115
Rental Deposit		10,926
Operating Right to Use Assets (net of amortization)		310
Total Assets		$ 2,218,913

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts Payable and Accrued Expenses	$	781,109
Operating Lease Obligations		310
Contract Liabilities		133,333
Total Liabilities		914,752
Contingencies (Note 11)		
Member's Equity:		1,304,161
Total Liabilities and Member's Equity		$ 2,218,913

The accompanying notes are an integral part of this financial statements.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2025

Revenue:

Investment Banking	$	1,609,500
Commissions and Fees		1,445,943
Brokerage Commissions		221,047
Unrealized Gain on Market Value of Securities		106,145
Other Income		100,000
Unregistered Offerings		43,162
Interest and Dividends		13,579
		3,539,376

Expenses:

Management and Administrative Services - Related Party	2,951,493
Information Services	218,290
Professional Fees	217,578
Travel and Entertainment	186,853
Occupancy	169,935
Commissions and Referral Fees	90,758
Other	80,694
Licenses and Registration	51,801
Insurance	40,723
Clearing Costs	22,646
Provision for credit loss	15,689
	4,046,460

Net Loss	$	(507,084)

The accompanying notes are an integral part of this financial statements.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2025

Balance, January 1, 2025	$ 1,811,245
Net Loss	(507,084)
Balance, December 31, 2025	$ 1,304,161

The accompanying notes are an integral part of this financial statements.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2025

Cash flows from operating activities:		
Net Loss		$ (507,084)
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation		19,809
Provision for credit loss		15,689
Unrealized gain on market value of investments		(106,145)
Changes in operating assets and liabilities:		
Decrease in prepaid expenses		159
Decrease in commissions receivable		7,451
Decrease in investment banking revenue receivable		606,421
Increase in cash value of life insurance		(89,626)
Increase in accounts payable and accrued expenses		159,828
Decrease in contract liabilities		(100,000)
Net cash provided by operating activities		6,502
Cash flows from investing activities:		
Collection of related party receivable		460
Net cash provided by investing activities		460
Increase in cash		6,962
Cash, cash equivalents and restricted cash at beginning of year		396,408
Cash, cash equivalents and restricted cash at end of year		$ 403,370
Cash - Checking account	89,374	
Cash - Brokerage account, not interest bearing	94,466	
Cash - Interest Bearing	119,530	
Restricted Cash - Clearing Broker Deposit	100,000	
		$ 403,370
Supplemental disclosures of cash flow information:		
Cash paid for income taxes		$ -
Cash paid for interest expense		$ -

The accompanying notes are an integral part of this financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Allen, Mooney & Barnes Brokerage Services, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and in thirty-five U.S. states. It has branch or affiliate offices in Thomasville and Saint Simons Island, Georgia; and Charleston, South Carolina. It is a limited liability company (formed in Georgia) that is wholly owned by FAIM Investments, LLC ("FAIM"). The Company was approved by the SEC and FINRA on March 29, 2007. The Company does not hold funds or securities for, or owe funds or securities to, customers. Any funds or securities received by the Company are promptly transmitted to its clearing broker, Wells Fargo Advisors, LLC, formerly First Clearing, LLC.

Basis of Accounting

The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and to general practice within the securities dealers industry.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Concentration of Credit Risk

Cash includes amounts in checking and money market accounts at commercial banks. The balances of these accounts, from time to time, exceed the federally insured limits. At December 31, 2025 the Company's uninsured cash balance did not exceed the federally insured limits. Management believes it is not exposed to any significant credit risk on these accounts. The Company considers all highly liquid temporary cash instruments with an original maturity of three months or less to be cash equivalents.

Clearing Broker Deposit

This amount includes a $100,000 clearing deposit held by its clearing agent, Wells Fargo Advisors, LLC. These funds are held by the clearing agent as agreed to in Fully Disclosed Clearing and PAIB (proprietary account of an introducing broker/dealer) Agreements. The assets in this account are allowable assets in the firm's net capital computations.

Receivables

The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which replaces the incurred loss methodology with an expected loss methodology referred to as the current expected credit loss ("CECL") model. Under this guidance, the Company is required to estimate and recognize expected credit losses on applicable financial instruments, including accounts receivable.

Receivables as of December 31, 2025 consist of commissions due from the Company's clearing broker-dealer related to securities trades in the amount of $25,554 and consulting charges due from investment banking clients in the amount of $563,442. An allowance for credit losses of $200,207 has been established for the investment banking revenue receivable based on management's assessment of collectability. For the year ended December 31, 2025, the Company recorded a provision for credit losses of $15,689 related to these investment banking receivables.

Management used its best judgment, including historical experience and current facts and circumstances, in determining the appropriate amount of the allowance for credit losses. No allowance was deemed necessary for the commissions receivable, as these amounts were current at year end and were collected subsequent to December 31, 2025.

Accounts receivable includes invoices due from three customers that constitutes Customer A 33%, Customer B 20%, and Customer C 20% of the total amount receivable at December 31, 2025.

Revenue Recognition

All revenue is accounted for in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). Under ASC 606 the Company (i) identifies the contract with a customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price of the contract, (iv) allocates the transaction price to the identified performance obligation in the contract, and (v) recognizes revenue as the Company satisfies the identified performance obligations in the contract. Revenue is comprised of:

- *Investment Banking*. The Company receives retainer fees, which are recognized when billed to clients, almost exclusively on a monthly basis. The Company records sale transaction fees at a point in time when the client enters into an agreement regarding a sale transaction and the sale transaction closing occurs.
- *Commissions and Fees*. The Company receives annuity contract commissions, trails and insurance commission related to its customers. The commissions and trails are recorded when received, since that is when the amount is determinable and earned. The Company receives trails from the sale of mutual funds related to its customers. The trails are recorded when received, since that is when the amount is determinable and earned. The Company receives a payout monthly for cash and margin balance held with the clearing firm and banks. The revenue is recognized when received, since that is when the amount is determinable and earned. The Company receives revenue from charges to clients for processing of trade confirmations. The clearing firm reports and pays these fees to the Company monthly through the monthly settlement statement. The revenue is recognized when received, since that is when the amount is determinable and earned.

- *Brokerage Commissions*. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.
- *Unregistered Offerings*. The Company receives revenue for the sale of securities that are not registered with the Securities and Exchange Commission. The revenue is recognized when received, since that is when the amount is determinable and earned.
- *Other Income*. The Company receives incentive revenue for asset growth from the clearing firm, periodically, when the requirements are met. The revenue is recognized when received, since that is when the amount is determinable and earned. During 2022, the Company received a relationship extension award payment in the amount of $500,000 for continuing the clearing agreement with Wells Fargo Clearing Services, LLC, which includes a termination period of 5 years. The revenue is recognized monthly based on the 5-year termination period.
- *Interest and Dividend Income.* The Company receives interest income monthly on money market accounts and dividend income quarterly on the securities owned. The revenue is recorded when the interest and dividends are received.
- *Unrealized Gain(Loss) on Securities.* The Company records the unrealized gain/loss on securities based on the end of month fair value. The revenue is recognized monthly based on appraisal of holdings.

Revenue related to three of the Company's customers represented Customer A 47%, Customer B 24%, and Customer C 11% of gross revenue for 2025.

Segment Reporting

The Company follows Accounting Standards Update 2023-07 – Segment Reporting (Topic 280): Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit of loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable, broker/dealer. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the broker/dealer are the same as described in the description of business and summary of significant accounting policies notes.

The CODM is Gordon Maner.

2. NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles generally accepted in the United States of America recognized by FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

The Company's management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ended December 31, 2025. Based upon this review, the Company has implemented the pronouncements that required adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company, and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

3. SECURITIES AND FAIR VALUE MEASUREMENTS

Securities consist of 3,550 shares of Thomasville Bancshares, Inc. They are carried at their fair value of $358,195 as determined by reference to quoted market prices in markets that are not active for identical assets (Level 2 within the fair value hierarchy established by financial accounting standards). The shares cost $50,567.

The Company measures its financial assets and liabilities in accordance with generally accepted accounting procedures. For certain financial instruments, including cash, accounts receivable and accounts payable, the carrying amounts approximate fair value due to their short maturities.

We adopted accounting guidance for financial and non-financial assets and liabilities (*ASC 820*). This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This guidance does not apply to measurements related to share-based payments. This guidance discusses valuation techniques, such as the market approach, (comparable market prices), and income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

The following table presents certain assets of the Company measured and recorded at fair value on the Company's balance sheet on a recurring basis and their level within the fair value hierarchy as of December 31, 2025.

	Total	(Level 1)	(Level 2)	(Level 3)
Fair-value - securities	$ 358,195	$ -	$ 358,195	$ -
Total Assets measured at fair value	$ 358,195	$ -	$ 358,195	$ -

The following is a reconciliation of the Level 2 Assets:

Beginning Balance as of January 1, 2025	$ 252,050
Unrealized Gain on (level 2) investments December 31, 2025	106,145
Ending Balance as of December 31, 2025	$ 358,195

4. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer that may transact more than ten transactions for its own account(s) in one calendar year and is therefore subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of 6 2/3% of aggregate indebtedness, as defined, or the minimum dollar amount of $100,000 whichever is greater. As of December 31, 2025, the Company has Net Capital of $528,132 which was $428,132 in excess of its required Net Capital, and an aggregate indebtedness to Net Capital ratio of 147.96%.

5. INCOME TAXES

The Company is included in the consolidated income tax returns filed by the parent company, FAIM Investments, LLC. As a limited liability company, taxable income or loss flows through to the members on their individual tax returns rather than at the corporate level. The tax returns of the parent company for the years ending in 2025, 2024, and 2023 are subject to examination by the Internal Revenue Service and state taxing authorities, generally for three years after they are filed.

The Company has adopted the provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The Company records interest and penalties related to unrecognized tax benefits in regulatory fees, when applicable.

6. CASH VALUE OF LIFE INSURANCE

The cash value of life insurance policies for the year ended December 31, 2025 consisted of the following:

Policy Number	Insurance Company	Face Value	Insured	Cash Value
C7001700	Ohio National	$ 500,000	Miron H. Allen, Jr.	$ 145,547
C7001701	Ohio National	1,500,000	Miron H. Allen, Jr.	427,781
VF52092920	Pacific Life	2,000,000	Richard G. Mooney, III	336,918
			Total Cash Value of Life Insurance	$ 910,246

7. PROPERTY AND EQUIPMENT, NET

Equipment consists of laptop computers, furniture, office equipment and leasehold improvements. The computers, furniture and office equipment are being depreciated on a 5 -year straight-line basis. The leasehold improvements are being depreciated on a 15-year straight-line basis. The Company did not purchase any property and equipment for the year ended December 31, 2025. Accumulated depreciation at December 31, 2025 was $108,715. Total depreciation expense for the year ended December 31, 2025 was $19,809.

The major elements of the Company's property and equipment as of December 31, 2025 are as follows:

Furniture and Fixtures	$ 32,127
Computer Equipment	8,624
Leasehold Improvements	43,364
Property and equipment, net	$ 84,115

8. LEASES

Operating right of use assets and operating lease liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating right of use assets represent our right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. To determine the present value of lease payments not yet paid, we estimate incremental secured borrowing rates corresponding to the maturities of the leases. We used rates between 12% depending on the lease agreement.

In December 2020, the Company entered into a new lease for office equipment in the amount of $433 per month, which commenced in January 2021 for a term of 60 months. Cash paid for lease liabilities was $3,715. As of December 31, 2025, operating right of use asset and liabilities was $310.

Supplemental balance sheet information related to leases were as follows:

Operating Leases	Classification	December 31, 2025
Right of use assets	Operating right of use assets	$ 310
Lease liabilities	Operating lease obligations	$ 310

Maturities of lease liabilities were as follows as of December 31, 2025:

	Operating leases
2026	$ 433
Total	433
Less: Imputed interest	(123)
Present value of lease liabilities	$ 310

9. CONTRACT LIABILITIES

During 2022, the Company received a relationship extension award payment in the amount of $500,000 for continuing the clearing agreement with Wells Fargo Clearing Services, LLC, which includes a termination period of 5 years. The amount included in other income for the year ended December 31, 2025, was $100,000. The remaining amount of $133,333 is included in contract liabilities until recognized over the remaining termination period.

10. RELATED PARTY TRANSACTIONS

The Company and Allen, Mooney & Barnes Investment Advisors, LLC ("AMBIA"), which is also wholly owned by FAIM Investments, LLC, have an expense sharing agreement for the year 2025. The agreement requires the Company to reimburse AMBIA for its share of management and administrative services on a monthly basis. The cost is recalculated quarterly based on the actual costs incurred for the prior three months. The services provided by AMBIA include payroll, professional fees, information services, occupancy expenses, advertising, travel, and general office expenses. The total expenses paid for these services in 2025 was $2,951,493. As of December 31, 2025, the Company owed $729,873 to AMBIA for shared expenses, which is included in accounts payable and accrued expenses in the Statement of Financial Condition.

The Company's clearing agent, Wells Fargo Advisors, LLC, also provides investment services to AMBIA. As of year-end, AMBIA owed the Company $4,676 for transaction fees and information services that were charged through the clearing agent.

The Company and Frontline Healthcare Partners, LLC (FHP) share common ownership through FAIM Investments, LLC, the Company's parent company. The common owner does or can control or significantly influence management or operating policies. The Company also shares office space with FHP, which is reimbursed to the Company. The Company received $43,162 in placement fees from FHP during 2025. As of December 31, 2025, the Company was due $2,497 from FHP for shared office expenses.

11. CONTINGENCIES

The Company and its related companies are periodically subject to claims and lawsuits arising in the ordinary course of business. While it is not possible to predict with certainty the outcome of legal matters, management is of the opinion that these matters will not have a material impact on its financial condition or results of operations.

12. SUBSEQUENT EVENTS

In preparing these financial statements, the Company evaluated events and transactions for potential recognition or disclosure through February 27, 2026, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT AND AGGREGATE INDEBTEDNESS
For the year ended December 31, 2025

COMPUTATION OF NET CAPITAL

Total ownership equity per the statement of financial condition		$ 1,304,161
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		1,304,161
Additions:		
Operating Lease Obligation		310
Deductions:		
Right of Use Asset		310
Non- Allowable Assets		
Prepaid Expenses	58,286	
Investment Banking Revenue Receivable	363,235	
Securities Blockage	222,484	
Fixed Assets	84,115	
Rental Deposit	10,926	
Other Receivables	4,676	
Total non-allowable assets		743,722
Net capital before haircuts on securities positions		560,439
Haircuts on securities		
Other Securities Haircut (15%)	20,357	
Undue Concentration Haircut	11,950	
Total Haircuts on securities		32,307
Net Capital		$ 528,132

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$ 528,132
Minimum net capital required	52,095	
Minimum dollar net capital requirement	100,000	
Net Capital Requirement		100,000
Excess net capital		$ 428,132
Excess net capital at 120%		$ 408,132

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts Payable and Accrued Expenses		$ 781,419
Total aggregate indebtedness		$ 781,419
Percent of aggregate indebtedness to net capital		147.96%

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2025

Net capital - unaudited Form X-17A-5, Part IIA	$	528,132
Reconciling items		
Investment Banking Revenue Receivable	75,000	
Investment Banking Revenue	(75,000)	
Total Reconciling items		-
Net capital - audited	$	528,132

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
COMPUTATION FOR THE DETERMINATION OF THE RESERVE INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS AND COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2025

EXEMPTIVE PROVISIONS RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and Footnote 74 in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
EXEMPTION REPORT FOR 2025

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to Investment banking activities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Heather M. Strickland, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Chief Financial Officer
Allen, Mooney & Barnes Brokerage Services, LLC

February 27, 2026_____
[Date]

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

SIPC SUPPLEMENTAL REPORT

For the year ended December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM **ON**
APPLYING AGREED-UPON PROCEDURES

To the Member
of **Allen, Mooney & Barnes Brokerage Services, LLC:**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of **Allen, Mooney & Barnes Brokerage Services, LLC** (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no material differences.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences.

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.



This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Assurance Dimensions, LLC
Coral Springs, Florida
February 27, 2026

SCHEDULE OF ASSESSMENT AND PAYMENTS

SIPC net operating revenues for the year ending December 31, 2025: $ 2,269,844

General assessment @ .0015: $ 3,404

Payments:
July 22, 2025 $ 2,029
February 25, 2026 $ 1,375

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

REVIEW OF EXEMPTION REPORT

For the year ended December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Member
of **Allen, Mooney & Barnes Brokerage Services, LLC:**

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) **Allen, Mooney & Barnes Brokerage Services, LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Allen, Mooney & Barnes Brokerage Services, LLC** claimed an exemption from 17 C.F.R. §240.15c3-3: under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) and (2) **Allen, Mooney & Barnes Brokerage Services, LLC** stated that **Allen, Mooney & Barnes Brokerage Services, LLC** met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to Investment banking activities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Allen, Mooney & Barnes Brokerage Services, LLC's management is responsible for compliance with the provisions, throughout the most recent fiscal year, contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Allen, Mooney & Barnes Brokerage Services, LLC**'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions, LLC
Coral Springs, Florida
February 27, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.